

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2011

<u>Via Fax & U.S. Mail</u>

Jody H. Feragen
Chief Financial Officer
1 Hormel Place
Austin, Minnesota 55912-3680

  Re: **Hormel Foods Corporation**
    Form 10-K for the fiscal year ended October 31, 2010
    Filed December 21, 2010
    File No. 001-02402

Dear Ms. Feragen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Linda Cvrkel
      Branch Chief

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